BIOCORRX INC.
601 N. Parkcenter Drive, Suite 103
Santa Ana, CA 92705

April 1, 2014

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
C/o Daniel Greenspan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioCorRx Inc. Preliminary Proxy Statement on Schedule 14C Filed March 18, 2014 File No. 000-54208

Dear Mr. Riedler:

This letter is in response to your letter to BioCorRx Inc., a Nevada corporation (the “Company”) dated March 28, 2014 (the “Letter”).  For your ease of reference, I have repeated your comments from the Letter in this response.

Information Statement
Proposal I
Amendment and Restatement of the
Articles of Incorporation to Authorize Preferred Stock, page 5

1.
We note your disclosure that the Board and the majority shareholders approved the creation of Preferred Stock that may be issued by your Board of Directors in its discretion.  Please disclose whether you currently have, or do not have, any plans with respect to these additional authorized but unissued shares.  If such plans exist, please disclose all material information.

Response:  No such plans currently exist, and the disclosures have been updated to so state.

2.	Please disclose the provisions of the Preferred Stock to the extent such provisions are set forth in your amendment and restatement of the Articles of Incorporation.

Response:  The Amendment does not set forth such provisions, and the disclosures have been updated to so state.

3.	Please disclose other material changes to be effected by the amendment and restatement of the Articles of Incorporation, if any.

Response:  No other material changes shall be affected, and the disclosures have been updated to so state.

4.	Please include a copy of the amendment and restatement of the Articles of Incorporation as an appendix to the Information Statement.

Response:  We have included a copy of the amendment and restatement of the Articles of Incorporation as an appendix to the Information Statement.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have adequately addressed your comments.  If you have further comments, I ask that you forward a copy of them by facsimile to Alan A. Lanis, Jr., Esq. of Richardson Patel LLP at (310) 208-1154.  Mr. Lanis’s telephone number is (310) 208-1182.

I look forward to hearing from you shortly.

Very truly yours, BIOCORRX INC.

By:	/s/ Kent Emry
Chief Executive Officer and Director